Contact

www.linkedin.com/in/gabydarbyshire (LinkedIn)

Top Skills

Communication

Early-Stage Startups

Teamwork

Honors-Awards

The Silicon Alley 100: New York's Coolest Tech People In 2010

Gabrielle Darbyshire

Venture Capital, Sustainability & Climate Investing
Los Angeles, California, United States

Summary

Gaby Darbyshire is a global executive and entrepreneur with more than 25 years of experience building tech and media businesses in London, San Francisco, New York and Los Angeles.

In her current role as General Partner at Dangerous Ventures, an early-stage VC fund, Gaby is focused on investing in solutions to the world's most pressing climate challenges, a lifetime interest that dates back to building an electric car when she was 16 years old.

Born in Beirut and raised in London, Gaby began her career as a barrister, practicing environmental and criminal law and working pro bono on death row appeals. After leaving the Bar, she spent several years as a management consultant, developing strategies in the tech, utilities, financial services and pharmaceutical industries.

She ran or founded several tech startups in Silicon Valley before moving to NY, where she co-founded Gawker Media, a pioneer in digital journalism with brands that included Jezebel and Gizmodo. She later ran Framestore Ventures, a corporate incubator focused on developing original IP for the Oscar-winning UK visual effects company.

Gaby holds a MA in Natural Sciences from Cambridge University and a law degree from City University. She serves as Chairman of the Board of Fragment Media Group, publisher of titles including Nautilus magazine, The Daily Dot, one5c and Passionfruit, and sits on the boards of GOOD/Upworthy, the social impact company, and Global Witness, the global NGO that investigates environmental corruption and human rights abuses.

A hiker, biker, skier, scuba diver and surfer, Gaby can usually be found outdoors when she's not at work.

Experience

Dangerous Ventures
General Partner
April 2022 - Present (3 years 2 months)
Los Angeles Metropolitan Area

Dangerous Ventures invests in early-stage startups building a more resilient future. We believe that our most pressing existential challenges represent massive markets and will be solved by a new generation of entrepreneurs with tech and market-driven solutions. We seek alpha returns along with environmental or social impacts in the areas of sustainable earth systems and human wellbeing.

Fragment Media Group
Chairman Of The Board Of Directors
April 2016 - Present (9 years 2 months)
Los Angeles

Fragment Media Group is a pioneer of the member media model, with brands including The Daily Dot, Nautilus, Passionfruit and Phire.

Global Witness
Board Director
April 2019 - Present (6 years 2 months)
London, United Kingdom

Global Witness is an international NGO established in 1993 that works to challenge abuses of power to protect human rights and secure the future of our planet, conducting Investigations and advocacy to achieve climate justice and safeguard civic freedoms.

GOOD Worldwide Inc
Board Director
February 2018 - Present (7 years 4 months)
New York

GOOD Worldwide is the home of good.is and upworthy.com, and together we unlock and amplify human potential — for good. We're a mission-driven media company that reaches 200MM+ people per month, largely through social media.

ONX Studio
Advisory Council
October 2020 - Present (4 years 8 months)

New York, United States

ONX Studio is an accelerator, a subsidized production studio and workspace, and an exhibition gallery located in the Onassis Gallery of Olympic Tower in Midtown Manhattan, created in partnership between the Onassis Foundation and New Museum's NEW INC.

Seed Pearl Ventures

Founder, Seed Pearl Ventures

March 2012 - March 2022 (10 years 1 month)

New York

* Strategy Consultant to digital media and tech companies.

* Mentor at startup accelerators.

* Angel Investor in various start ups in the digital media and technology sectors.

* Board Advisor at a number of startups including: Kanvas Labs (acquired by AOL, 2015) // Serious Eats (acquired by Fexy Media, 2015) // Vertical Acuity (acquired by Outbrain, 2012) // others

QXR Studios

Chief Executive Officer

July 2020 - February 2022 (1 year 8 months)

Los Angeles, California, United States

QXR Studios is an augmented reality studio building narrative cross-media games and experiences on a proprietary platform.

Framestore

7 years 7 months

Executive Producer

June 2020 - December 2021 (1 year 7 months)

Los Angeles, California, United States

Founder, Framestore Ventures

June 2014 - June 2020 (6 years 1 month)

Greater New York City Area

Founder & Principal of Framestore Ventures, the venture arm of Framestore Ltd, the award-winning British technology company globally known for its special effects work for Hollywood blockbusters and iconic advertising campaigns.

FSV invests in and develops pioneering new technologies and intellectual property across platforms including television series, console and online

games, VR games and interactive narratives, Location based entertainment, Mixed Reality applications, and internet and mobile phone applications.

Rentlogic
Advisory Board Member
2014 - March 2021 (7 years)
New York

Rentlogic provides unbiased, data-driven ratings for every apartment building in New York City, helping renters to rent the smart way.

Steve Jobs: The Man in the Machine
Executive Producer
February 2013 - February 2015 (2 years 1 month)
Greater New York City Area

Executive Producer of "Steve Jobs: The Man in the Machine" (2015, directed by Alex Gibney)

Gawker Media
Co-Founder & Chief Operating Officer
May 2004 - March 2013 (8 years 11 months)
New York

Co-Founder and Chief Operating Officer of Gawker Media, comprising properties including Gizmodo, Jezebel, io9, Jalopnik, Kotaku, Lifehacker, Deadspin and the eponymous and (in)famous Gawker.

As COO, ran finance, legal, strategy, business development, corporate development and M&A, HR and general operations, and was involved in all aspects of the business from the launch of new titles, design and product development, through to launching all non-advertising business lines in international licensing, e-commerce, TV and books.

Performance Space 122
Board Member
April 2007 - June 2012 (5 years 3 months)
Greater New York City Area

Performance Space 122 provides incomparable experiences for audiences by presenting and commissioning artists whose work challenges boundaries of live performance. PS122 is dedicated to supporting the creative risks taken by artists from diverse genres, cultures and perspectives. We are an innovative local, national and international leader in contemporary performance.

Datevine, Inc
Chief Executive Officer
2007 - 2009 (2 years)
New York

The Datevine was a local recommendation engine which launched in six cities in the USA and Europe.

Oriel Wines
Chief Operating Officer
January 2003 - April 2004 (1 year 4 months)
San Francisco Bay Area, New York

Chief Operating Officer at Oriel Wines, responsible for all aspects of the launch of a new global wine brand - from production and distribution operations, through package design and sales, to online membership - of wines from more than a dozen regions in four continents.

4charity.com
Director of Strategy
September 2000 - July 2002 (1 year 11 months)

Director of Strategy at 4charity.com, managing multi-million dollar projects building technology platforms for the non-profit industry, typically United Ways and Community Foundations.

eGroups
Director of Business Development and Legal Affairs
March 2000 - September 2000 (7 months)
San Francisco Bay Area

Director of Strategy and Legal Affairs at eGroups (now Yahoo!Groups), responsible for company strategy, corporate and business development. Acquired by Yahoo! in 2000.

The COBA Group
Management Consultant
May 1997 - February 2000 (2 years 10 months)
London, UK

Management consultant in London advising Fortune 500 clients in the high tech, pharma and financial services industries across Europe, specialising in strategy and M&A.

UK Bar
Barrister-at-Law

September 1994 - April 1996 (1 year 8 months)
London, UK

General common law barrister (litigator) specialising in environmental, civil, criminal and human rights law.

Link
Co-Founder
1992 - 1995 (3 years)
London, UK

LINK was a charity created to help support the appeals of inmates on death row in the Commonwealth.

Working with the legal profession throughout the UK to donate recent copies of standard law practitioners textbooks, and with the Jamaican Council of Human Rights as our partner in the Caribbean, we provided thousands of copies of one or two year old texts to colleges and students free of charge in Jamaica, and sold copies at affordable prices ($10-20 instead of $450) to practitioners who otherwise had no access to valuable materials: and used the proceeds to pay for the appeals of death row inmates in Jamaica.

Education

Cambridge University
BA Hons, MA Hons, Natural Sciences (Maths, Chemistry, Philosophy); Shell Scholar · (1988 - 1991)

Inns of Court School of Law
Juris Doctor (J.D.), Law; Harmsworth Scholar · (1993 - 1994)

City University
Dip.Law, Law; Harmsworth Scholar · (1992 - 1993)